September 6, 2006



VIA EDGAR AND FACSIMILE


Mr. James A. Allegretto
Ms. Sondra Snyder
Mr. William Thompson
Division of Corporate Finance
United States Securities and Exchange Commission
950 Fifth Street, N.W.
Washington, DC 20549-0306
Telephone Number (202) 551-3332
Facsimile Number (202) 772-9204

Re:  SJW Corp.
     Form 10-K for the Fiscal Year ended December 31, 2005
     Form 10-Q for the Fiscal Quarter ended June 30, 2006
     File No. 1-8966

Dear Mr. Allegretto:

     We submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Staff") to SJW Corp. (the "Company") dated August 24, 2006 (the "Comment Letter") with respect to the Company's Form 10-K for the fiscal year ended December 31, 2005 ("Form 10-K") and
Form 10-Q for the fiscal year ended June 30, 2006 ("Form 10-Q"), File No. 1-8966. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.


Form 10-K For The Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Contractual Obligations Table, page 37
--------------------------------------

1. In future filings please include the interest expense expected to be incurred on your debt in the contractual obligations table or in a note to the table. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. See Release 33-8350

    We note that footnote 46 of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operation and the corresponding text indicate that interest expense on debt in contractual obligations should be disclosed to the extent such information is "material to an understanding of the company's cash requirement." In our future filings, we will include disclosure of interest expense in the contractual obligations table or in a note to the table to the extent such information is material to an understanding of our cash requirements.


Financial Statements And Supplementary Data
-------------------------------------------

Consolidated Statements of Income and Comprehensive Income, page 44
-------------------------------------------------------------------

2. Comprehensive income per share information is not required to be presented by SFAS 128 and should be disclosed only in the notes to financial statements when presented. See paragraph 37 of SFAS 128. Please revise. In addition, in future filings, please disclose the number of stock options, restricted stock awards and other securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share. See paragraph 40c of SFAS 128.

    The Staff's comment is noted and we will move the disclosure on comprehensive income per share information from the consolidated statements of income and comprehensive income to the notes to financial statement in our future filings. In addition, our future filings will include disclosures required by paragraph 40c of SFAS 128, including stock options that could potentially dilute our basic EPS.


Controls And Procedures, Page 74
--------------------------------

3. We note that the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures includes a partial definition of disclosure controls and procedures. When you include a definition of controls and procedures in conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures it should encompass the entire definition in Exchange Act Rules 13A-15(e) and 15d-15(e). In future filings, please revise to also state that your disclosure controls and procedures are designed and functioning effectively at the reasonable assurance level to ensure that the information required to be disclosed by you in the reports you file or submit under the Act is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please also reference the appropriate Exchange Act Rules containing the definition of controls and procedures.

     The Staff's comment is noted and in future filings, any inclusion of a definition of "controls and procedures" in the conclusions expressed by our chief executive officer and chief financial officer regarding the effectiveness of our disclosure controls and procedure will encompass the entire definition in Exchange Act Rules 13a-15(e) and 15d-15(e). We will also include the additional statement as noted in the Staff's comment, as well as the appropriate reference to Exchange Act Rules containing the definition of controls and disclosures. The following is a proposed revised statement to be included in future filings; to the extent it is appropriate to include such a statement in the filing:

     "The Corporation's management, with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Act) as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Corporation in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     The Corporation believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected."


Exhibit 23 - Consent Of Independent Registered Public Accounting Firm
---------------------------------------------------------------------

4. We note that your accountants consented to the incorporation by reference in your registration statements on Forms S-8 of their report dated March 3, 2006. The date of the report included in the filing is February 24, 2006. You should revise to correct this error as appropriate.

     We note that the incorrect date in the reference to Report of Independent Registered Accounting Firm in Exhibit 23 was a result of an inadvertent input error. We received consent from our registered independent public accountants to incorporate by reference their report dated February 24, 2006, and the intent of the parties was to refer to such report in Exhibit 23. We do not believe that it is necessary to amend our Form 10-K for this inadvertent input error, as it does not have an impact on the accuracy of information contained in the Form 10-K, and the proper consent was obtained timely by the Company. The Report of Independent Registered Accounting Firm with the correct date is properly included in Form 10-K and is accessible to the investors. Please let us know if you still believe it is necessary for the Company to revise the Form 10-K for this matter.


Exhibit 31.1 And 31.2 Certifications
------------------------------------

5. Please confirm that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer were not intended to limit the capacity in which such individuals provided the certifications. Please provide this confirmation with respect to the certifications included in your Form 10-Qs for the periods ended March 31, 2006 and June 30, 2006, as well. In future filings please eliminate reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.


    We hereby confirm that inclusion of the titles of our Chief Executive Officer, W. Richard Roth, and Chief Financial Officer, Angela Yip, in the
    Exhibit 31.1 and 31.2 Certifications in Form 10-K were not intended to limit the capacity in which such individuals provided the certifications. We also confirm the same intent with respect to certifications included in our Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006. In future filings, we will conform our CEO and CFO certifications to the format provided in Item 601(b)(31) of Regulation S-K.


Form 10-Q For The Period Ended June 30, 2006
--------------------------------------------

6. Please address the above comments in your future filings on Form 10-Q, as well.

    We will ensure that our future filings on Form 10-Q will address the above comments, to the extent such comments are applicable.

    In connection with the above responses to your comments, we hereby acknowledge that:

    o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

    o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. Please contact the undersigned at (408) 279-7960 with any questions regarding the foregoing.

Very truly yours,



/s/ ANGELA YIP
---------------------
Angela Yip
Chief Financial Officer and Treasurer

cc:  Scott Karchmer